SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of March 13, 2007

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY PARAGRAPH

On September 14, 2006, our affiliate, GC Acquisitions UK Limited (“GC Acquisitions”), a wholly owned subsidiary of Global Crossing Limited (“GCL”), made a cash offer to acquire the entire issued and outstanding ordinary share capital of Fibernet Group Plc (“Fibernet”), a provider of specialist telecommunications services in the U.K. founded in 1986. Historically a competitor as well as one of our larger carrier customers, Fibernet typically serves organizations in the telecommunications, retail, financial services and manufacturing sectors. On October 11, 2006 GC Acquisitions announced it had received acceptances of its offer in respect of 91 per cent of Fibernet’s issued shares and declared the offer unconditional in all respects. On December 12, 2006, GC Acquisitions acquired all remaining outstanding Fibernet shares. Total consideration for the transaction was approximately £49.8 million. On December 28, 2006 Global Crossing Finance (UK) Plc (“Finance”), a wholly owned finance subsidiary of Global Crossing (UK) Telecommunications Limited (“GCUK”), issued £52 million aggregate principal amount of notes, pursuant to its indenture dated as of December 23, 2004, priced at 109.25 percent of par value for gross proceeds of £56.8 million. Substantially all of these proceeds were used by GCUK to acquire the shares of Fibernet from GC Acquisitions on December 28, 2006. This Form 6-K is intended to provide unaudited pro forma financial information related to the acquisition of Fibernet, which constitutes a significant business in accordance with SEC rules.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Pro Forma Condensed Combined Financial Information for Global Crossing (UK) Telecommunications Limited.

Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

UNAUDITED PRO FORMA

CONDENSED COMBINED

FINANCIAL INFORMATION

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information

Presented below are the unaudited pro forma condensed combined income statements of Global Crossing (UK) Telecommunications Limited (“GCUK”) for the year ended December 31, 2005 and the nine months ended September 30, 2006 and the unaudited pro forma condensed combined balance sheet of GCUK as of September 30, 2006. The unaudited pro forma condensed combined financial information has been prepared based upon the historical consolidated financial statements of GCUK and Fibernet Group Limited (“Fibernet”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) (and reconciled to United States Generally Accepted Accounting Principles (“US GAAP”) — see Note 6), as adjusted for the following events:

•	the German Transfer (see Note 1);

•	the Fibernet Acquisition (see Note 2); and

•

the issuance of an additional £52 million aggregate principle amount of 11.75% pound sterling senior secured notes due 2014 (“Additional Notes”) and the application of the proceeds therefrom (see Note 3).

GCUK’s unaudited pro forma condensed combined income statements for the year ended December 31, 2005 and the nine months ended September 30, 2006 have been prepared as though the events set forth above had occurred as of January 1, 2005 and January 1, 2006, respectively. GCUK’s unaudited pro forma condensed combined balance sheet as of September 30, 2006 has been prepared as though the events set forth above had occurred as of September 30, 2006.

Fibernet’s historical fiscal year for the period presented ended on August 31, which differs from GCUK’s fiscal year end of December 31. As a result of the differing balance sheet dates for the periods presented, the unaudited pro forma condensed combined balance sheet as of September 30, 2006 was prepared using (i) the balance sheet information from GCUK’s unaudited interim condensed consolidated financial statements as of September 30, 2006 and (ii) the balance sheet information from Fibernet’s audited consolidated financial statements as of August 31, 2006.

The unaudited pro forma condensed combined income statements for the nine months ended September 30, 2006 were prepared using (i) the income statement information from GCUK’s unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2006 and (ii) the income statement information from Fibernet’s audited consolidated financial statements for the fiscal year ended August 31, 2006 after subtracting the income statement information from Fibernet’s unaudited management accounts for the three month period ended November 30, 2005 period ended November 30, 2005 (resulting in an unaudited nine month period ended August, 2006).

The unaudited pro forma condensed combined income statements for the year ended December 31, 2005 were prepared using (i) the income statement information from GCUK’s audited consolidated financial statements for the year ended December 31, 2005 and (ii) (A) the income statement information from Fibernet’s unaudited interim condensed consolidated financial statements for the six month period ended February 28, 2006 added to (B) the income statement information from Fibernet’s audited consolidated financial statements for the fiscal year ended August 31, 2005 after subtracting the income statement information from Fibernet’s unaudited interim condensed consolidated financial statements for the six month period ended February 28, 2005 (resulting in an unaudited six month period ended August 31, 2005).

The use of the income statements, as outlined in the prior two paragraphs, is consistent with Rule 11-02(c)(3) of Regulation S-X, which requires update of the annual income statement of the other entity to a period ending within 93 days of the registrant’s year end.

Certain historical Fibernet consolidated income statement information is included in both unaudited pro forma condensed combined income statements presented. The historical consolidated income statement information which is included in both unaudited pro forma condensed combined income statements is Fibernet’s unaudited condensed consolidated income statement for the three months ended February 28, 2006. The revenue and profit for these periods are presented below.

Historical Fibernet Three months ended February 28, 2006
(unaudited) (in thousands)
Revenue	£12,178
Loss	(1,134)

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

Commercial transactions between GCUK and Fibernet, as outlined below in Note 4, have been eliminated in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined tax provision and the unaudited pro forma deferred taxes may not represent the amounts that would have resulted had GCUK and Fibernet filed consolidated income tax returns during the periods presented.

Prior to the issuance of the Additional Notes, GC Acquisitions UK Limited (“GC Acquisitions”), a special purpose acquisitions affiliate, acquired all of the outstanding ordinary shares of Fibernet which gives rise to a change in control for IFRS accounting purposes, which has been accounted for using the purchase method of accounting. Under IFRS purchase accounting, assets and liabilities are recorded at their fair values on the date of purchase, and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the purchase date. The acquisition of Fibernet by GCUK from GC Acquisitions represents a business combination involving entities under common control. Under IFRS, these types of business combinations are not included in scope of IFRS 3 “Business Combinations.” Under IFRS, in absence of a standard or interpretation that specifically applies to a transaction, guidance issued by other standard setting bodies or an IFRS standard or interpretation that relates to a similar issue may be referred to. Therefore, under IFRS an entity may choose to account for business combinations among entities under common control using the purchase or pooling of interest method. Since the Fibernet acquisition by GCUK has commercial substance, as a result of the transaction being conducted at fair value, for cash, GCUK will account for the business combination using the purchase method of accounting. For the purposes of preparing the unaudited pro forma condensed combined balance sheet as of September 30, 2006, an initial purchase price has been allocated based on the estimated fair values of assets acquired and liabilities assumed.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and do not purport to represent what our actual unaudited condensed combined income statements or balance sheet would have been if the German Transfer, the Fibernet Acquisition and the issuance of the Additional Notes had occurred on the dates assumed, nor does it purport to project our results of operations for any future periods or our financial condition at any future date and, because of their nature, may not present fairly, in all material respects, our financial position and the results of our operations. Our future operating results may differ materially from the pro forma amounts reflected below due to various factors, including changes in operating results. Investors are cautioned not to place undue reliance on the unaudited pro forma condensed combined financial information.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes. The unaudited pro forma condensed combined financial information does not reflect any additional future costs or charges or any expected future cost savings. The unaudited pro forma condensed combined financial information should be read in conjunction with (i) information contained in “Selected Audited Consolidated Historical Financial Information for Global Crossing (UK) Telecommunications Limited,” and GCUK’s consolidated financial statements and accompanying notes furnished on GCUK’s 2005 Form 20-F, (ii) GCUK’s condensed consolidated unaudited financial statements and accompanying notes furnished on GCUK’s Form 6-K filed on December 8, 2006 and (iii) “Recent Developments,” and Fibernet’s consolidated financial statements and accompanying notes, furnished on GCUK’s Form 6-K filed on December 15, 2006.

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

Unaudited Pro Forma Condensed Combined Balance Sheets as of

September 30, 2006

				Pro Forma adjustments
	GCUK Historical(1)	Fibernet Historical(2)	Less: Fibernet GmbH(2) (note 1)	German Transfer (note 1)	Fibernet Acquisition (note 2)		Additional Notes (note 3)	Intercompany eliminations (note 4)	Pro Forma combined GCUK and Fibernet
		(audited)
	(in thousands)
Amounts in accordance with IFRS:
Non-current assets:
Intangible assets, net	£1,596	£160	£—	£—	£12,885	A	£—	£—	£14,641
Property, plant and equipment, net	125,533	87,511	(3,393)	—	(7,976	)B	—	(21,526)	180,149
Investments in associates	163	—	—	—	—		—	—	163
Retirement benefit assets	971	—	—	—	—		—	—	971
Trade and other receivables	29,528	4,973	(151)	3,600	(3,445	)C	—	—	34,505
Deferred tax asset	11,284	—	—	—	—		—	—	11,284

Total non-current assets	169,075	92,644	(3,544)	3,600	1,464		—	(21,526)	241,713

Current assets:
Trade and other receivables	44,067	14,272	(688)	—	(2,827	)C	—	(195)	54,629
Deferred tax asset	4,656	—	—	—	—		—	—	4,656
Cash and cash equivalents	28,372	13,441	(141)	—	(53,613	)D	53,356	—	41,415

Total current assets	77,095	27,713	(829)	—	(56,440)		53,356	(195)	100,700

Total assets	£246,170	£120,357	£(4,373)	£3,600	£(54,976)		£53,356	£(21,721)	£342,413

Current liabilities:
Trade and other payables	£(66,117)	£(8,400)	£153	£—	£—		£—	£47	£(74,317)
Senior secured notes	(2,945)	—	—	—	—		—	—	(2,945)
Deferred revenues	(32,228)	(15,138)	112	—	3,729	E	—	1,612	(41,913)
Provisions	(2,726)	(106)	106	—	(1,706	)F	—	—	(4,432)
Oblilgations under finance leases	(6,917)	(3,616)	3	—	—		—	1,889	(8,641)
Derivative financial instruments	(466)	—	—	—	—		—	—	(466)

Total current liabilities	(111,399)	(27,260)	374	—	2,023		—	3,548	(132,714)

Non-current liabilities:
Trade and other payables	(668)	—	—	—	—		—	—	(668)
Senior secured notes	(197,664)	—	—	—	—		(53,356)	—	(251,020)
Deferred revenues	(99,148)	(21,230)	161	—	11,523	E	—	387	(108,307)
Retirement benefit obligation	(2,719)	—	—	—	—		—	—	(2,719)
Provisions	(5,417)	—	—	—	—		—	—	(5,417)
Oblilgations under finance leases	(20,737)	(25,014)	260	—	—		—	22,801	(22,690)
Derivative financial instruments	(1,048)	—	—	—	—		—	—	(1,048)

Total non-current liabilities	(327,401)	(46,244)	421	—	11,523		(53,356)	23,188	(391,869)

Total liabilities	(438,800)	(73,504)	795	—	13,546		(53,356)	26,736	(524,583)

Net (liabilities)/assets	£(192,630)	£46,853	£(3,578)	£3,600	£(41,430)		£—	£5,015	£(182,170)

Capital and reserves:
Share capital	£101	£6,194	£—	£—	£(6,194	)G	£—	£—	£101
Capital reserve	25,409	155,580	—	—	(155,580	)G	—	—	25,409
Translation reserve	—	17	(17)	—	—		—	—	—
Hedging reserve	(1,356)	—	—	—	—		—	—	(1,356)
Other reserves	—	(2,472)	—	—	2,472	G	—	—	—
Accumulated deficit	(216,784)	(112,466)	(3,561)	3,600	117,872	H	—	5,015	(206,324)

Total Equity	£(192,630)	£46,853	£(3,578)	£3,600	£(41,430)		£—	£5,015	£(182,170)

(1)	As of September 30, 2006
(2)	As of August 31, 2006

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

Unaudited Pro Forma Condensed Combined Income Statements for the nine months ended

September 30, 2006

				Pro Forma adjustments
	GCUK Historical(1)	Fibernet Historical(2) (note 5)	Less: Fibernet GmbH(2) (note 1)	German spin off (note 1)	Fibernet acquisition (note 2)		Additional Notes (note 3)	Intercompany eliminations (note 4)	Pro Forma combined GCUK and Fibernet
	(in thousands)
Amounts in accordance with IFRS:
Revenue	£178,905	£37,189	£(1,720)	£—	£(1,847	)E	£—	£(4,639)	£207,888
Cost of sales	(107,186)	(26,948)	655	—	4,335	A,B,C	—	2,886	(126,258)

Gross profit	71,719	10,241	(1,065)	—	2,488		—	(1,753)	81,630
Distribution and administrative costs	(47,927)	(11,370)	549	—	(2,456	)B,C,F	—	—	(61,204)

Operating profit/(loss)	23,792	(1,129)	(516)	—	32		—	(1,753)	20,426

Finance costs, net	(10,341)	(2,255)	37	263	—		(4,456)	2,215	(14,537)

Profit/(loss) before tax	13,451	(3,384)	(479)	263	32		(4,456)	462	5,889

Tax benefit	1,643	—	—	—	—		—	—	1,643

Profit/(loss)	£15,094	£(3,384)	£(479)	£263	£32		£(4,456)	£462	£7,532

(1)	For the nine months ended September 30, 2006
(2)	For the nine months ended August 31, 2006

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

Unaudited Pro Forma Condensed Combined Income Statements for the year ended

December 31, 2005

				Pro Forma adjustments
	GCUK Historical(1)	Fibernet Historical(2) (note 5)	Less: Fibernet GmbH(2) (note 1)	German spin off (note 1)	Fibernet acquisition (note 2)		Additional Notes (note 3)	Intercompany eliminations (note 4)	Pro Forma combined GCUK and Fibernet
	(audited)
	(in thousands)
Amounts in accordance with IFRS:
Revenue	£239,498	£47,685	£(2,138)	£—	£(2,072	)E	£—	£(6,027)	£276,946
Cost of sales	(136,317)	(31,392)	(1,214)	—	4,256	A,B,C	—	3,623	(161,044)

Gross profit	103,181	16,293	(3,352)	—	2,184		—	(2,404)	115,902
Distribution and administrative costs	(57,747)	(16,387)	863	—	(2,846	)B,C,F	—	—	(76,117)

Operating profit/(loss)	45,434	(94)	(2,489)	—	(662)		—	(2,404)	39,785

Finance costs, net	(39,919)	(1,780)	49	351	(1,456	)I	(5,941)	3,003	(45,693)

Profit/(loss) before tax	5,515	(1,874)	(2,440)	351	(2,118)		(5,941)	599	(5,908)

Tax benefit	2,477	—	—	—	—		—	—	2,477

Profit/(loss)	£7,992	£(1,874)	£(2,440)	£351	£(2,118)		£(5,941)	£599	£(3,431)

(1)	For the year ended December 31, 2005
(2)	For the twelve months ended February 28, 2006

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

1. German Transfer

Concurrently with the Fibernet Acquisition, Fibernet cancelled certain outstanding indebtedness owed by its wholly-owned subsidiary Fibernet Holdings Limited such that only £3.6 million remained outstanding on such indebtedness. In addition, Fibernet transferred its German business operations to Global Crossing International Limited (“GCI”) by way of a transfer of Fibernet Holdings Limited and its wholly-owned subsidiary Fibernet GmbH to GCI for a consideration of £1. The £3.6 million remaining outstanding amount bears interest at a fixed rate of 9.75% per annum.

The unaudited pro forma condensed consolidated financial information reflect the elimination of the historical results and net assets of Fibernet Holdings Limited and its wholly-owned subsidiary Fibernet GmbH, which amounts have been derived from Fibernet’s accounting records.

An adjustment has also been made to reflect interest income on the intercompany loan as if the sale had occurred at the beginning of each unaudited pro forma income statement presented.

2. Fibernet Acquisition

Purchase Price for Fibernet

The total purchase price to GCUK, in thousands, is summarized below:

Purchase of shares	£49,829
Acquisition costs	2,070

Purchase price(1)	51,899
Net assets acquired	(59,614)
Settlement of contracts due to Fibernet acquisition(2)	6,508

Negative goodwill(3)	£(1,207)

(1)	GCUK also incurred an additional £1.7 million fees and expenses that are not capitalizable as part of the purchase price.

(2)

In the three months to December 31, 2006, in connection with the Fibernet acquisition, GCUK recorded a non-cash, non-taxable gain, as well as the release of certain deferred revenue balances, from the deemed settlement of existing Indefeasible Right of Use (“IRU”) and telecom service agreements with Fibernet. Under these agreements, GCUK earned fees that, based on current market rates at the acquisition date, were favorable to GCUK. GCUK recognized a £8.4 million gain within distribution and administrative costs representing the present value of the favorable portion of the distribution fee over the remaining life of the agreements. This non-recurring item is not included in the unaudited pro forma condensed combined income statements although the goodwill impact has been reflected in the unaudited pro forma condensed combined balance sheet as of September 30, 2006. In addition GCUK released £1.9m existing deferred revenue balances, related to IRU and telecom service agreements with Fibernet, to goodwill.

(3)

Negative goodwill is recognized within distribution and administrative costs immediately following the acquisition. However for the purposes of preparing the unaudited pro forma combined condensed financial information, negative goodwill, although reflected in the unaudited pro forma combined condensed balance sheets as of September 30, 2006, is a non recurring item which is not included within the unaudited pro forma combined condensed income statements.

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

The following table summarizes the allocation of the acquisition cost, including direct costs of the acquisition, to the assets acquired and liabilities assumed at the date of acquisition, based on their estimated fair values.

At October 11, 2006
Cash and cash equivalents	£9,402
Trade and other receivables—current portion	14,874
Property, plant and equipment, net	54,388
Intangible assets	12,885
Trade and other receivables—long term	1,113

Total assets acquired	£92,662

Deferred revenue—current portion	(14,127)
Trade and other payables—current portion	(6,982)
Deferred revenue—long term	(10,110)
Trade and other payables—long term	(1,829)

Total liabilities acquired	£(33,048)

Net assets acquired	£59,614

Purchase Price Allocation

Prior to the completion of the offering, GC Acquisitions acquired all of the outstanding ordinary shares of Fibernet which gives rise to a change in control for IFRS accounting purposes, which has been accounted for using the purchase method of accounting. Under IFRS purchase accounting, assets and liabilities are recorded at their fair values on the date of purchase, and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the purchase date. The acquisition of Fibernet by GCUK from GC Acquisitions represents a business combination involving entities under common control. Under IFRS, these types of business combinations are not included in scope of IFRS 3 “Business Combinations”. Under IFRS, in absence of a standard or interpretation that specifically applies to a transaction, guidance issued by other standard setting bodies or an IFRS standard or interpretation that relates to a similar issue may be referred to. Therefore, under IFRS an entity may choose to account for business combinations among entities under common control using the purchase or pooling of interest method. Since the Fibernet acquisition by GCUK has commercial substance, as a result of the transaction being conducted at fair value, for cash, GCUK has accounted for the business combination using the purchase method of accounting.

For the purposes of preparing the unaudited pro forma condensed combined balance sheet as of September 30, 2006, an initial purchase price has been allocated based on the estimated fair values of assets acquired and liabilities assumed, resulting in the recognition of £1.2 million of negative goodwill through income. However, the negative goodwill, although reflected in ‘accumulated deficit’ in the unaudited pro forma combined condensed balance sheets as of September 30, 2006, is a non recurring item which is not included within the unaudited pro forma combined condensed income statements.

This allocation and calculation is subject to revision on completion of a final assessment of the fair value of the assets acquired and when other information is received.

Pro Forma adjustments

(A) Represents portion of total purchase price allocated to intangibles based on a third party valuation. Of the £12.9 million recognized, £11.2 million, £1.0 million and £0.7 million relates to customer relationships, customer contracts, and software, respectively.

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

(B) Represents adjustment to tangible fixed assets based on a third party valuation.

(C) Represents adjustment to certain deferred installation and commission balances for which no future economic benefit or associated future cash flows existed at the acquisition date.

(D) Represents total cash paid for Fibernet including £51.9 million and £1.7 million capitalizable and non-capitalizable costs, respectively. The non-capitalizable costs relating to the Fibernet acquisition are non-recurring and are therefore not included in the unaudited pro forma condensed combined income statements.

(E) Represents adjustment to certain Fibernet third party deferred revenue balances related to sales contracts where either no future obligation or associated future cash flows existed at the acquisition date. Also included is a £1.9 million release of deferred revenue balances recorded within GCUKs historical balance sheet, related to IRU and telecom service agreements with Fibernet, to goodwill (see Purchase Price For Fibernet above).

(F) Represents provision for future costs associated with a restructuring plan adopted as a result of the Fibernet acquisition.

(G) Represents the elimination of Fibernet’s historical shareholders’ equity.

(H) Represents the elimination of Fibernet’s historical retained earnings; the recognition of provision for future costs associated with the restructuring plan (see (F) above); the recognition of non-recurring, non-capitalizable costs related to the Fibernet acquisition (see (D) above); the recognition of a non-cash, non-taxable gain from the deemed settlement of existing IRU and telecom service agreements with Fibernet and the recognition of negative goodwill (see Purchase Price For Fibernet above).

(I) Represents the reversal of one off gains recognized in Fibernet’s historical income statement for the twelve months ended February 28, 2006 on the renegotiation of certain leases.

3. Additional Notes

Balance Sheet

Represents the carrying value of the Additional Notes issued.

At September 30, 2006
(unaudited)
(in thousands)
Additional Notes, principal	£52,000
Premium thereon	4,810
Less: Deferred finance fees	(3,454)

Additional notes, carrying value	£53,356

Income Statement

To record interest expense and amortization of debt issuance costs associated with the Additional Notes offering, calculated as follows:

	Year ended December 31, 2005	Nine months ended September 30, 2006
	(unaudited)
	(in thousands)
Interest expense(1)	£(6,110)	£(4,583)
Amortization of deferred finance fees(2)	(432)	(324)
Amortization of Additional Notes Premium(3)	601	451

Additional notes, carrying value	£(5,941)	£(4,456)

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

(1)	Interest expense has been calculated based on issuance of £52 million aggregate principal amounts of Additional Notes.
(2)	The amortization of debt issuance costs (estimated at £3.5 million) using the effective interest rate method over the term of the Additional Notes (assuming no early retirement of notes).
(3)	The amortization of premium (£4.8 million) using the effective interest rate method over the term of the Additional Notes (assuming no early retirement of notes).

4. Intercompany Eliminations

Adjustments have been made in the unaudited pro forma condensed combined financial information to eliminate commercial transactions between GCUK and Fibernet. The commercial transactions consist primarily of GCUK’s provision of IRU and structured capacity services to Fibernet. GCUK recognizes revenue on the transactions as services are provided to Fibernet. Fibernet records these transactions as a finance lease when the terms of the lease transfer substantially all the risks and rewards of ownership or service contract. Fibernet recognizes the charges related to service contracts in cost of sales. Fibernet recognizes the depreciation expense of leased assets in cost of revenue and interest expense related to the lease obligation in finance costs, net. GCUK revenue and Fibernet costs related to the transactions will completely eliminate over the life of the agreements. However, due to recognition timing differences, interim periods do not completely eliminate.

5. Reclassification Items

Gain on Renegotiation of Finance Leases

In November 2005, Fibernet renegotiated certain operating and finance leases with a vendor which resulted in recognition of a gain of £1.2 million and has been classified as a separate financial statement line in Fibernet’s historical consolidated income statements. This item has been reclassified to finance charges, net in the unaudited pro forma condensed combined income statements to conform to GCUK’s presentation of the income statement.

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

6. Reconciliation to United States Generally Accepted Accounting Principles

GCUKs unaudited pro forma condensed combined financial information has been prepared in accordance with IFRS, which differs in certain material respects from United States Generally Accepted Accounting Principles (“US GAAP”). The principal differences between IFRS and US GAAP applicable to GCUK and Fibernet are quantified and described below, although a more detailed discussion of the material differences between IFRS and US GAAP, applicable to GCUK, is included within GCUK’s 2005 Annual Report on Form 20-F. There have been no new material variations between IFRS and US GAAP applicable to GCUK subsequent to this.

Unaudited pro forma condensed combined (loss)/profit and shareholder’s equity

The effects of the application of US GAAP on the unaudited pro forma condensed combined (loss)/profit are set out below:

	Pro Forma combined GCUK and Fibernet
	Year ended December 31, 2005	Nine months ended September 30, 2006
	(in thousands)
(Loss)/profit reported under IFRS	£(3,431)	£7,532
GCUK
Push down of fresh start accounting:
— Deferred income	(4,498)	(3,423)
Long term IRU agreements	(366)	(261)
Restructuring costs	1,802	(181)
Pensions	2	1
Dilapidation provisions	326	100
Share-based compensation	(264)	(223)
Income taxes	(7,240)	(2,542)
Fibernet
Purchase accounting	1,706	1,706

(Loss)/income reported under US GAAP	£(11,963)	£2,709

The effects of the application of US GAAP on the unaudited pro forma condensed combined shareholder’s equity is set out below:

Pro Forma combined GCUK and Fibernet
September 30, 2006
(in thousands)
Equity reported under IFRS	£(182,170)
GCUK
Push down of fresh start accounting:
Reset equity	88,076
Deferred income	(14,398)
Amortization of intangibles	(1,444)
Long term IRU agreements	(1,021)
Restructuring costs	3,945
Pensions	(21)
Dilapidation provisions	419
Share-based compensation	—
Income taxes	(8,733)
Fibernet
Purchase accounting	499

Equity reported under US GAAP	£(114,848)

Global Crossing (UK) Telecommunications Limited

Unaudited Pro Forma Condensed Combined Financial Information—(continued)

Unaudited pro forma condensed combined statements of other comprehensive income

The following presents the unaudited pro forma condensed combined statements of comprehensive income prepared in accordance with US GAAP:

	Pro Forma combined GCUK and Fibernet
	Year ended December 31, 2005	Nine months ended September 30, 2006
	(in thousands)
(Loss)/income reported under US GAAP	£(11,963)	£2,709
Other comprehensive income:
— Unrealized gain/(loss) on derivative financial instrument	4,306	(3,264)

Comprehensive income reported under US GAAP	£(7,657)	£(555)

Fibernet—Purchase accounting

Under IFRS, an acquirer, when allocating the cost of a business combination, shall not recognize liabilities for future losses or other costs expected to be incurred as a result of the business combination. Under US GAAP costs associated with exit or disposal activities of the acquiree shall be recognized as an acquired liability included in the allocation of acquisition cost.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ Niall Anderson
Name:	Niall Anderson
Title:	Director

Date: March 13, 2007